

Mail Stop 4631

October 27, 2009

Via U.S. Mail and Facsimile

John Hillen
Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, Virginia 22102-5011

>   Re: **Global Defense Technology & Systems, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 22, 2009**
>   **File No. 333-161719**

Dear Mr. Hillen:

        We have reviewed your responses to the comments in our letter dated October 16, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your intention to file updated financial statements and related disclosures for the period ended September 30, 2009. We also note your disclosure that the historical financial statements and related disclosures in the filing have not been adjusted for the 60,000-for-1 stock split that you will undergo prior to the consummation of this offering. Please confirm to us that you intend to retroactively reflect the stock split in your historical financial statements and related disclosures prior to effectiveness.

Stock-Based Compensation, page 51

2.   We note your response to prior comment six and your intention to provide
        additional disclosures when the initial public offering price is determined. In
        addition to your planned disclosures, please also:

    •   revise the tabular presentation on page 52 to disclose the number of options
        issued as of or between each valuation date; and

    •   revise the narrative disclosures to explain why you did not obtain a third party
        valuation.

                                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or Anne
McConnell, Assistant Chief Accountant at (202) 551-3709 if you have questions
regarding comments on the financial statements and related accounting matters. Please
contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at
(202) 551-3760 with any other questions or disclosure issues.

                                                        Sincerely,

                                                        Pamela A. Long
                                                        Assistant Director

cc: Jeffrey B. Grill, Esq. (*via facsimile* (202) 663-8007)
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037